Mail Stop 4561

August 7, 2008

Steven Moskowitz
Chief Executive Officer
Vanity Events Holding, Inc.
43 West 33rd Street, Suite 600
New York, NY 10001

> **Re: Vanity Events Holding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2008**
> **File No. 333-151585**

Dear Mr. Moskowitz:

We have limited our review of your filing to those issues we have addressed in our comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We are in receipt of your Preliminary Information Statement on Schedule 14A, filed July 31, 2008. Comments with respect to the Preliminary Information Statement on Schedule 14A will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

Selling Shareholders, page 14

2.   Please expand the information regarding the issuances of the shares to be resold to state the dates on which the shares were sold. With respect to each group of issuances, provide a brief description of the transaction in which the shares were sold, such as the number of shares offered, the number sold and the price at which the shares were sold.

Management's Discussion and Analysis and Plan of Operation, page 20

3.   Expand the third paragraph under the sub-heading "Cash Flows from Operating Activities" to state the dollar amount of additional funds the company estimates that it will require to

pursue its business model 12 months from the date of the prospectus. Disclosure in the second paragraph on page 7 suggests that the required amount is estimated to be $60,000.

Management, page 22

Directors and Executive Officers, page 22

4.   Please ensure that your disclosure briefly describes the business experience during the past five years of Mr. Cohn as required by Item 401(e) of Regulation S-K. We note that you indicate Mr. Cohn has been a director since April 2007, has been involved with startup companies for the last decade and that you have provided his business experience through 2002. However, Item 401(e) requires disclosure with respect to the past five years of, among other things, the name and principal business of any corporation or other organization in which such person's occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.

Part II—Item 16. Exhibits, page 28

5.   The registration statement relates to 2,747,777 shares of common stock, however the opinion of counsel is provided with regard to 3,197,777 shares. Please reconcile the discrepancy. Additionally, counsel's opinion refers to the filer as a Delaware corporation, but expresses its opinions regarding the laws of the State of Nevada. Revise so that the opinions are provided under the laws of the jurisdiction of organization. If your opinion is also based upon Nevada law, please explain in your response letter why conclusions regarding Nevada law were needed to render the opinion regarding shares of the Delaware corporation.

Part II--Item 17. Undertakings, page 28

6.   You indicated in your response letter dated July 24, 3008 that you have revised your undertakings to conform to Item 512(a)(1)(iii). However, no changes have been made and the paragraph continues to omit the text "not previously disclosed in the registration statement or any material change to such information in the registration statement", which is specified in the current disclosure guideline.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you thereafter require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 930-9725
Jonathan R. Shechter, Esq.
Sichenzia Ross Friedman Ference LLP
Telephone: (650) 988-8500